Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RE-DESIGNATION OF DIRECTORS AND CHANGE OF PRESIDENT

The board of directors (the “Board”) of the PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that, Mr. Duan Liangwei (“Mr. Duan”) tendered his resignation as the president of the Company (the “President”) due to work rearrangement. In accordance with the articles of association of the Company, the Board has resolved to re-designate Mr. Duan from the executive director of the Company (the “Director”) to a non-executive Director. The Board also resolved to re-designate a non-executive Director, Mr. Huang Yongzhang (“Mr. Huang”), to the executive Director and to appoint Mr. Huang as the President. Such changes of the positions took effect from 25 March 2021.

Mr. Duan has confirmed that he has no disagreement with the Company and the Board during his term of office as the President and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”). Mr. Duan has been diligent, dedicated and meticulous at work since appointment as the President. The Board would like to express its sincere gratitude to Mr. Duan for his significant contributions to the Company’s business development, management improvement and shareholder returns during his tenure of the President.

The biographical details of Mr. Duan and Mr. Huang are set out below:

Duan Liangwei, aged 53, is a Director of the Company, and serves concurrently as a Director, Deputy Secretary of the Party committee, and Head Office Secretary of the Party committee of China National Petroleum Corporation (“CNPC”). Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Duan worked as deputy general manager, safety director and a member of the Party committee of Jilin Petrochemical Branch from February 2006, and concurrently as secretary of the Party committee and general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010. He served as general manager and deputy secretary of the Party committee of Dagang Petrochemical Branch from September 2011. He served as general manager and deputy secretary of the Party committee of Dalian Petrochemical Branch, manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013. He served as Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director from June 2017, and concurrently became a member of the Party committee of CNPC from September 2019. Mr. Duan was appointed as the President of the Company in March 2020, and the Director and Deputy Secretary of the Party committee of CNPC in September 2020. Since October 2020, Mr. Duan concurrently served as the Head Office Secretary of the Party committee of CNPC.

Huang Yongzhang, aged 54, is a Director and the President of the Company and serves concurrently as a member of the Party committee, Vice President and concurrently Safety Director of CNPC. Mr. Huang is a professor-level senior engineer and holds a doctor’s degree. He has rich working experience in China’s petroleum and natural gas industry. He served as Vice President of CNPC International (Nile) Ltd., Vice President and concurrently as safety director of China National Oil Exploration and Development Corporation, and the Executive Vice President of CNPC Middle East Corporation. He served as leader of the coordination group of CNPC Middle East and President of CNPC Middle East Corporation from January 2018. He was appointed as a member of the Party committee, Vice President of CNPC in April 2020. Mr. Huang was appointed as a Director in September 2020. He concurrently served as the Safety Director of CNPC in February 2021. He was appointed as the President in March 2021.

Pursuant to the authorization granted by the Shareholders and/or the articles of association of the Company, the emoluments receivable by Mr. Duan as the Director and the emoluments and remuneration receivable by Mr. Huang as the Director and as the President will be fixed by the Board.

Save as disclosed above, as at the date of this announcement, neither Mr. Duan nor Mr. Huang (i) held any directorship in any other listed companies in the past three years; (ii) has relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no other information on Mr. Duan and Mr. Huang that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

25 March 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors